

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Lisa A. Conte
Chief Executive Officer
Jaguar Health, Inc.
200 Pine Street, Suite 400
San Francisco, CA 94104

Re: Jaguar Health, Inc.
Registration Statement on Form S-3
Filed May 28, 2021
File No. 333-256634

Dear Ms. Conte:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at 202-551-5019 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Michael S. Lee, Esq.